                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16

                                     UNDER

                      THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF APRIL 1999



                             INTRAWEST CORPORATION
                              (Registrant's name)

          SUITE 800, 200 BURRARD STREET, VANCOUVER, BC CANADA V6C 3L6
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F      Form 40-F  X
                                    ---            ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes             No  X
                                    ---            ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

                             INTRAWEST CORPORATION

                         Suite 800, 200 Burrard Street
                      Vancouver, British Columbia V6C 3L6

                        NOTICE OF ANNUAL GENERAL MEETING
                               November 16, 1998

TO THE MEMBERS:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Intrawest Corporation (the "Company") will be held in the Continental C Room of The Westin Hotel, Tabor Center, 1672 Lawrence Street, Denver, Colorado on Monday, November 16, 1998 at 11:00 a.m. (local time) for the following purposes:

     (1)  to receive the report of the directors to the members;

     (2) to receive the consolidated financial statements of the Company for the year ended June 30, 1998 and the report of the auditors thereon;

     (3) to consider and, if thought fit, pass an ordinary resolution to determine the number of directors of the Company to be 12, the full text of which resolution is set out in Schedule A to the accompanying Information Circular;

     (4)  to elect the directors of the Company;

     (5) to appoint the auditors of the Company to hold office until the termination of the next Annual General Meeting of the Company and to authorize the directors to fix the remuneration to be paid to the auditors;

     (6) to consider and, if thought fit, pass an ordinary resolution to ratify and approve certain amendments to the Company's Stock Option Plan, the full text of which resolution is set out in Schedule A to the accompanying Information Circular;

     (7) to consider and, if thought fit, pass ordinary resolutions to alter the Memorandum of the Company to increase the authorized capital of the Company, the full text of which resolutions is set out in Schedule A to the accompanying Information Circular;

     (8) to consider and, if thought fit, pass a special resolution to alter the Articles of the Company, the full text of which resolution is set out in Schedule A to the accompanying Information Circular; and

     (9) to transact such other business as may properly be brought before the meeting.

Members who are unable to attend the meeting in person are requested to sign and date the enclosed form of proxy and return it in the manner explained in the instructions on the back of such form for use at the meeting.

DATED at Vancouver, British Columbia, this 9th day of October, 1998.

                                          By Order of the Board of Directors

                                          /s/ Joe S. Houssian
                                          ----------------------------------
                                          Joe S. Houssian
                                          Chairman of the Board

                             INTRAWEST CORPORATION

                              INFORMATION CIRCULAR
                          Dated as of October 9, 1998

MANAGEMENT SOLICITATION

     This information circular is furnished in connection with the solicitation of proxies by the management of Intrawest Corporation (the "Company") for use at the Annual General Meeting of the Company to be held in the Continental C Room of The Westin Hotel, Tabor Center, 1672 Lawrence Street, Denver, Colorado on Monday, November 16, 1998 at 11:00 a.m. (local time) and any adjournment thereof (the "Meeting"). The solicitation will be by mail and its cost will be borne by the Company.

ADVANCE NOTICE AND LOCATION OF MEETING

     Advance notice of the Meeting was published in the Vancouver Sun newspaper in Vancouver, British Columbia on September 15, 1998.

     Pursuant to an application made by the Company and approved by the British Columbia Registrar of Companies, the Meeting is being held at a location outside British Columbia, in Denver, Colorado.

MATTERS TO BE ACTED UPON

ELECTION OF DIRECTORS

     The directors of the Company are elected each year at the Annual General Meeting of the Company and hold office until their successors are elected or appointed. The management of the Company proposes to nominate each of the persons listed below for election as a director of the Company and the persons named in the enclosed form of proxy intend to vote for the election of these nominees. Each nominee other than Mr. Raymond is presently a director of the Company. Each director elected will hold office until the next Annual General Meeting of the Company unless he sooner ceases to hold office.

     The members will be asked at the Meeting to consider and, if thought fit, pass an ordinary resolution to determine the number of directors to be 12. The text of the proposed resolution is set out in Schedule A. This resolution must be passed by a simple majority of the votes cast by the members entitled to vote in person or by proxy at the Meeting. The persons named in the enclosed form of proxy intend to vote in favour of this resolution.

     The following table sets out the name of each of the persons proposed to be nominated, the position and office with the Company presently held by him, his present principal occupation or employment, the year in which he was first elected or appointed as a director and the number of common shares without par value of the Company ("Common Shares") that he has advised are beneficially owned, or over which control or direction is exercised, by him at the date of this Information Circular.

                                                                                                COMMON SHARES
                                                                                              BENEFICIALLY OWNED,
NAME AND RESIDENCE                                                              DIRECTOR        CONTROLLED OR
OF NOMINEE               POSITION IN THE COMPANY      PRINCIPAL OCCUPATION       SINCE            DIRECTED
------------------       -----------------------      --------------------      --------     -------------------

R. Thomas M. Allan(1)    Director                     Executive                    1990            4,000
London, Ontario                                       Vice-President,
                                                      Corporate Investments
                                                      of London Life
                                                      Insurance Company (life
                                                      insurance)

Joe S. Houssian          Chairman of the Board,       President and Chief          1976          824,236(2)
West Vancouver,          President, Chief Executive   Executive Officer of
British Columbia         Officer and Director         the Company

Daniel O. Jarvis         Executive Vice President,    Executive Vice               1989           35,090
Vancouver,               Chief Financial Officer      President and Chief
British Columbia         and Director                 Financial Officer of
                                                      the Company

David A. King(1)(3)      Director                     President of David King      1990              700
Islington, Ontario                                    Corporation (real
                                                      estate development and
                                                      venture capital)

                                                                                                  COMMON SHARES
                                                                                               BENEFICIALLY OWNED,
NAME AND RESIDENCE                                                                 DIRECTOR       CONTROLLED OR
OF NOMINEE               POSITION IN THE COMPANY          PRINCIPAL OCCUPATION      SINCE           DIRECTED
------------------       -----------------------          --------------------     --------    -------------------
Gordon H.                Director                         Partner, CC&L Financial    1990                Nil(5)
MacDougall(3)(4)                                          Services Group
West Vancouver,                                           (investment management)
British Columbia

Paul M. Manheim(4)       Director                         Senior Vice President      1992                Nil
Mercer Island,                                            of HAL Real Estate
Washington                                                Investments, Inc.
                                                          (investment company)

Paul A. Novelly(3)(6)    Director                         Chairman, President and    1997             52,201(7)
St. Louis, Missouri                                       Chief Executive Officer
                                                          of Apex Oil Company,
                                                          Inc. (petroleum
                                                          products)

Gary L. Raymond          President, Resort Development    President, Resort          --                4,363
Whistler, British        Group                            Development Group of
Columbia                                                  the Company(8)

Bernard A. Roy(4)        Director                         Senior partner, Ogilvy     1992                220
Verdun, Quebec                                            Renault (solicitors)

Khaled C. Sifri(1)       Director                         Vice President, Legal      1990(9)             Nil
Dubai, United Arab                                        Affairs of Majid Al
Emirates                                                  Futtaim Investments LLC
                                                          (real estate
                                                          development, retail and
                                                          trading)

Hugh R. Smythe           President, Resort                President, Resort          1993             52,552
Whistler,                Operations Group                 Operations Group of the
British Columbia         and Director                     Company

Nicholas C.H.            Director                         Vice President and         1990(9)             Nil
Villiers(3)                                               Director of RBC
London, England                                           Dominion Securities
                                                          Inc. (investment
                                                          banking)

(1)  Member of the Audit Committee.

(2) 729,302 of the shares shown are held and beneficially owned by a company the shares of which are owned by companies of which Mr. Houssian and his spouse are the shareholders.

(3)  Member of the Corporate Governance Committee.

(4)  Member of the Human Resources Committee.

(5) As indicated above, Mr. MacDougall is a partner of CC&L Financial Services Group ("CC&L"). CC&L acts as investment counsel for Connor, Clark & Lunn Investment Management Ltd. which, as at the date hereof, exercises control and direction over 2,821,300 Common Shares as investment manager for certain investment funds.

(6) Mr. Novelly is being nominated in accordance with the provisions of an Agreement and Plan of Merger among the Company and, among others, the former stockholders of Copper Mountain, Inc. and CMAT, Inc., whereby the Company covenanted to cause a nominee of such stockholders to be nominated for appointment to the Board.

(7) Mr. Novelly shares voting power and investment power over these shares, which are held by a corporation of which he is a director and officer. This does not include 1,610,501 Common Shares owned by the Novelly Exempt Trust, an irrevocable trust as to which Mr. Novelly was grantor, but is not a trustee, and as to which he does not retain a right to change or substitute trustees. Mr. Novelly disclaims beneficial ownership of all these shares.

(8) Mr. Raymond has held the principal occupation indicated, or similar positions with the Company, for the five preceding years.

(9) Prior to the reorganization which took place in connection with the Company's public offering of Common Shares in March 1990, both Messrs. Sifri and Villiers were directors of Intrawest N.V., a former holding company of the Company. Messrs. Sifri and Villiers were directors of Intrawest N.V. from 1986 to 1990.

APPOINTMENT AND REMUNERATION OF AUDITORS

     The Board of Directors recommends the reappointment of KPMG, Chartered Accountants, of Vancouver, British Columbia as auditors of the Company to hold office until the termination of the next Annual General Meeting of the Company. As in the past, it is proposed that the remuneration to be paid to the auditors be determined by the Board.

     THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE REAPPOINTMENT OF KPMG, CHARTERED ACCOUNTANTS, AS THE AUDITORS OF THE COMPANY TO HOLD OFFICE UNTIL THE TERMINATION OF THE NEXT ANNUAL GENERAL MEETING.

AMENDMENT OF STOCK OPTION PLAN

     The Company has a stock option plan (the "Stock Option Plan") under which the Human Resources Committee of the Board of Directors (the "Human Resources Committee") is authorized, at its discretion, to grant options to purchase Common Shares to senior officers and employees of the Company and its subsidiaries and senior officers and employees of limited partnerships of which the general partner is the Company or a subsidiary of the Company whose participation in the Stock Option Plan would, in the opinion of the Human Resources Committee, accomplish the purposes of the Plan in promoting the interests of the Company.

     Information regarding the Stock Option Plan is set out under "Statement of Executive Compensation -- Stock Option Plan".

     At a meeting held on March 3, 1998, the Human Resources Committee approved certain amendments (the "March Amendments") to the Stock Option Plan, including increasing the maximum number of shares issuable under the Stock Option Plan to 3,400,000. At a meeting of the Board of Directors held on March 20, 1998, the Board confirmed and approved the March Amendments. The Company is proposing an additional amendment to the Stock Option Plan (which amendment will be subject to the approval of the "Exchanges" (as hereinafter defined)) to further increase the maximum number of shares issuable under the Stock Option Plan (which amendment, together with the March Amendments, are herein collectively referred to as the "Stock Option Plan Amendments").

     The March Amendments are reflected in an Amended and Restated Stock Option Plan (the "Amended Stock Option Plan") which provides that no shares will be issued pursuant to any option (an "Amended Plan Option") granted pursuant to the Amended Stock Option Plan after the effective date of the March Amendments unless the requisite approvals of all applicable regulatory authorities, including The Toronto Stock Exchange, The Montreal Exchange and the New York Stock Exchange (collectively, the "Exchanges") and, to the extent required by the Exchanges, of the members of the Company, have been obtained. A copy of the Amended Stock Option Plan is available for inspection at the registered office of the Company, Suite 1300 - 777 Dunsmuir Street, British Columbia, during normal business hours prior to the Meeting and will be tabled at the Meeting.

     The principal effects of the Stock Option Plan Amendments are as follows:

     (a) to specify that the maximum aggregate number of Common Shares which may be issued under the Stock Option Plan from and after November 16, 1998 is 3,900,000;

     (b) to delete the provision which specified certain mandatory requirements as to when options could be exercised (described under "Statement of Executive Compensation -- Stock Option Plan") and, in place thereof, to provide that options granted may not be exercised except in accordance with such limitations, based on the passage of time after the option is granted, the satisfaction of specified performance criteria relating generally to the Company or particularly to the optionee or the satisfaction or fulfilment of any other conditions (or any combination of the foregoing), and subject to such provisos, as the Human Resources Committee may in its discretion determine to be appropriate; and

     (c) to include in the Amended Stock Option Plan express additional restrictions prescribed by The Toronto Stock Exchange and The Montreal Exchange relating to limitations on the maximum number of shares that may be reserved for issuance or issued to "insiders" without the share compensation arrangement being approved by a majority of the votes cast at a shareholders' meeting other than votes attaching to securities beneficially owned by insiders to whom shares may be issued pursuant to the share compensation arrangement and their associates.

     As of the date hereof, options to purchase an aggregate of 1,871,850 Common Shares (without reflecting the options to purchase an additional 971,000 Common Shares described below), representing approximately 4.7% of the issued and outstanding Common Shares on a non-diluted basis, remain outstanding and unexercised under the Stock Option Plan. The maximum 3,900,000 Common Shares specified pursuant to the Stock Option Plan Amendments would represent approximately 9.9% of the issued and outstanding Common Shares on a non-diluted basis and 9% on a fully-diluted basis. The Board of Directors believes that this increased maximum number is desirable in order to permit the Company to continue to accomplish the purposes of the Stock Option Plan and to provide for future grants of options.

     The purpose of the amendment described in paragraph (b) above is to provide the Human Resources Committee with flexibility to include in options granted under the Amended Stock Option Plan provisions to provide for vesting based upon the passage of time after the option is granted or to include provisions which link vesting of options to the satisfaction of specified performance criteria such as financial or share price targets or the satisfaction or fulfilment of any other conditions (or any combination of the foregoing).

     At a meeting held on March 3, 1998, the Human Resources Committee approved the grant of options to acquire up to a total of 950,000 Common Shares to four senior officers of the Company (the "Senior Officers"). The option agreements in respect of these Amended Plan Options provide that the options will only vest if there is a "Change of Control" (as defined in the option agreements) or if specified earnings per share and shareholder return targets are met or exceeded, with options vesting within a period of up to five years, based upon cumulative earnings per share (relative shareholder return performance and cumulative shareholder return performance). Information regarding these options is set out under "Statement of Executive Compensation". At a meeting held on June 23, 1998, the Human Resources Committee approved the grant of options to acquire up to a total of 21,000 Common Shares to four employees.

     Under the rules and requirements of the Exchanges, the Stock Option Plan Amendments must be approved by the members of the Company. Consequently, at the Meeting the members will be asked to consider and, if thought fit, pass an ordinary resolution ratifying and approving the Stock Option Plan Amendments. The text of the proposed resolution is set out in Schedule A. This resolution must be passed by a simple majority of the votes cast by the members entitled to vote in person or by proxy at the Meeting. The Board of Directors recommends approval of the resolution. Although a "disinterested shareholder vote", as described in applicable policies of the Exchanges, is not required pursuant to such policies, the Senior Officers and their associates have indicated that they will abstain from voting in respect of this resolution. To the knowledge of the Company, an aggregate of 916,241 Common Shares are held by such persons as at the date hereof.

INCREASE IN AUTHORIZED SHARE CAPITAL

     At the Meeting, the members will be asked to consider and, if thought fit, pass two ordinary resolutions to alter the Memorandum of the Company to increase the authorized capital of the Company by creating an additional 150,000,000 Common Shares and an additional 10,000,000 Preferred Shares without par value ("Preferred Shares"), with the result that, upon acceptance for filing of a certified copy of such resolutions by the Registrar of Companies for British Columbia, the authorized capital of the Company will include a total of 200,000,000 Common Shares and 20,000,000 Preferred Shares. The text of the proposed resolutions is set out in Schedule A. Each resolution must be passed by a simple majority of the votes cast by the members entitled to vote in person or by proxy at the Meeting.

     The Board of Directors recommends that these resolutions be adopted at the Meeting for the purpose of providing a larger authorized capital base for the issue of Common Shares and Preferred Shares for any future financings or acquisitions involving the issue of Common Shares or Preferred Shares.

AMENDMENT OF ARTICLES

     Article 14.1(4) of the Articles of the Company provides that the chairman of the board, if any, or in his absence, or if there is no chairman of the board, the President of the Company, shall be chairman of the meetings of the board of directors (provided that if at any meeting neither the chairman of the board nor the President is present within fifteen minutes after the time appointed for holding the meeting, the directors present may choose one of their number to be chairman of the meeting). Mr. Joe S. Houssian is the Chairman of the Board and President of the Company. At the Meeting, the members will be asked to consider and, if thought fit, pass a special resolution to alter the Articles of the Company to amend Article 14.1(4) to provide that the directors present at any meeting may choose one of their number to be chairman of the meeting. The text of the proposed resolution is set out in Schedule A. This resolution must be passed by a majority of not less than 3/4 of the votes cast by the members who, being entitled to do so, vote in person or by proxy at the Meeting.

     The Board of Directors recommends approval of this resolution. As described under "Corporate Governance -- Independence from Management", as part of the Company's approach to corporate governance, the Board of Directors has determined that outside directors should chair all in-person meetings of the Board of Directors. The amendment of the articles is in furtherance of this determination.

OTHER MATTERS TO BE ACTED UPON

     The management of the Company knows of no matters which may be brought before the Meeting other than those referred to in the accompanying Notice of Annual General Meeting. However, if other matters are properly brought before the Meeting, the persons named in the enclosed form of proxy intend, in their discretion, to vote on such matters in accordance with the judgment of the person so voting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

     None of the directors or senior officers of the Company, no management nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the beginning of the Company's last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, in any matter to be acted upon at the Meeting other than the election of directors and the approval of the Stock Option Plan Amendments. As described elsewhere in this Information Circular, the Senior Officers have been granted options to acquire up to a total of 950,000 Common Shares. No shares may be issued pursuant to these options unless the Stock Option Plan Amendments are approved by the members.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

     Effective April 1, 1994, the Company sold to partnerships (the "Partnerships") formed by investors substantially all of the direct and indirect interests of the Company in its industrial and non-resort residential development properties in British Columbia and Washington State (collectively the "Development Real Estate Properties"). Mr. Houssian, Chairman, President and Chief Executive Officer of the Company, is the majority shareholder of corporations that invested in a 20% interest in the Partnerships. Such corporations are also the managing general partners of the Partnerships and, as such, are entitled to a portion of the profits realized by the Partnerships from the Development Real Estate Properties. The Partnerships have retained the managing general partners to provide management services to the Partnerships. The Company has retained the Partnerships to manage for a fee some of the non-resort real estate properties retained by the Company. In the year ended June 30, 1998, the Company incurred net costs of $1,465,000 in respect of the management services provided to the Company by the Partnerships. These costs do not exceed amounts that would have been paid to unaffiliated third parties for comparable services.

     A portion of the purchase price paid by the Partnership was deferred and, in connection with the transaction, the Company has agreed to provide certain loans and lines of credit to the Partnerships. In 1997 the schedule for payment of the deferred purchase price and certain of these credit facilities was extended to September 30, 1999. The Company is also contingently liable in respect of certain debts and other obligations of the Partnerships. The Partnerships have agreed to indemnify the Company in respect of these debts and other obligations and to pay fees to the Company in respect of certain of them. As at June 30, 1998 and October 9, 1998, the aggregate amounts owing to the Company by the Partnerships in respect of the deferred portion of the purchase price and the loans and lines of credit were $25,272,000 and $21,485,000, respectively.

     In connection with the Company's acquisition of the outstanding shares of Sandestin Resorts, Inc., owner and operator of the Sandestin Golf and Beach Resort (the "Sandestin Resort") in northwestern Florida, the Company and Intrawest U.S. Holdings Inc., a wholly owned subsidiary of the Company ("Holdings"), entered into certain agreements with a Missouri limited liability company in which Mr. Paul A. Novelly, a director of the Company, has a material interest. Pursuant to these agreements, the Missouri limited liability company acquired a 50% interest in certain real estate assets at the Sandestin Resort and a 5% interest in certain related assets. The Company agreed to guarantee repayment of US $12,400,000 loaned by the limited liability company which was used to acquire the real estate assets and to guarantee certain distributions to the limited liability company equal to US $2,000,000.

CORPORATE GOVERNANCE

GENERAL

     The Toronto Stock Exchange guidelines ("TSE Guidelines") for effective corporate governance require that each listed company disclose on an annual basis its approach to corporate governance with reference to the TSE Guidelines. The Company's approach to corporate governance is set forth below.

MANDATE OF THE BOARD

     The mandate of the Board of Directors is to supervise the management of the business and affairs of the Company. In fulfilling its mandate, the Board is responsible for, among other things:

     (i)   adoption of a strategic planning process for the Company;

     (ii) identification of the principal risks of the Company's business and ensuring the implementation of the appropriate systems to manage these risks;

     (iii) succession planning for the Company including appointing, training and monitoring senior management;

     (iv)  a communications policy for the Company; and

     (v) the integrity of the Company's internal control and management information systems.

     There were 14 meetings of the Board during the year ended June 30, 1998. The frequency of meetings, as well as the nature of items discussed, depend upon the state of the Company's affairs and the opportunities or risks which the Company faces.

COMPOSITION OF THE BOARD

     The TSE Guidelines recommend that a board of directors be constituted with a majority of individuals who qualify as "unrelated directors". The TSE Guidelines define an unrelated director as a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. The TSE Guidelines also recommend that in circumstances where a corporation has a "significant shareholder" (that is, a shareholder with the ability to exercise the majority of the votes for the election of the directors attached to the outstanding shares of the corporation) the board of directors should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and should fairly reflect the investment in the corporation by shareholders other than the significant shareholder.

     The directors have examined the relevant definitions in the TSE Guidelines and have individually considered their respective interests and relationships in and with the Company. As a consequence the Board has determined that of the 12 nominated directors, eight are unrelated directors and four are related directors. Messrs. Houssian, Jarvis, Raymond and Smythe will each be "inside" directors (i.e. directors who are officers and/or employees of the Company or any of its affiliates) and will, by definition, be "related" directors. The Company does not have a significant shareholder (as defined). The Board considers its size of 12 directors to be appropriate at the current time.

     The Company has an Audit Committee, a Corporate Governance Committee and a Human Resources Committee. Set out below is a description of the committees of the Board, their mandates and their activities.

AUDIT COMMITTEE

     The Audit Committee reviews the annual and interim financial statements of the Company and certain other public disclosure documents required by regulatory authorities and makes recommendations to the Board with respect to such statements and documents. The committee also makes recommendations to the Board regarding the appointment of independent auditors, reviews the nature and scope of the annual audit as proposed by the auditors and management, and reviews with management the risks inherent in the Company's business and risk management programs relating thereto. The committee also reviews with the auditors and management the adequacy of the internal accounting control procedures and systems within the Company.

     The Audit Committee is composed entirely of outside directors, all of whom are also unrelated directors. The committee met four times during the year ended June 30, 1998.

CORPORATE GOVERNANCE COMMITTEE

     The Corporate Governance Committee is responsible for the Company's response to the TSE Guidelines and for monitoring and assessing the Company's corporate governance system, the effectiveness of the Board of Directors, its size and composition, its committees and the individual performance of its directors. The committee is also responsible for identifying and recommending potential appointees to the Board of Directors. The committee ensures that an annual strategic planning process and review is carried out and periodically reviews the directors' and officers' third party liability insurance to ensure adequacy of coverage. The Corporate Governance Committee also reviews on an annual basis the compensation and benefits paid to the directors and has approved an appropriate orientation and education program for new recruits to the Board of Directors.

     The Corporate Governance Committee is composed entirely of outside directors, all of whom are also unrelated directors. The committee met twice during the year ended June 30, 1998.

HUMAN RESOURCES COMMITTEE

     The Human Resources Committee is responsible for reviewing the levels and form of total compensation paid to the Company's employees and for administering the Company's share compensation and long-term incentive plans. The committee annually assesses the performance of the Chief Executive Officer and determines his compensation and benefits. On an annual basis it reviews and makes recommendations to the Board of Directors with respect to the written objectives of the Chief Executive Officer and the Chief Financial Officer. It also reviews and recommends a plan of succession for the Company's senior management. The committee is responsible for reviewing the Company's organizational structure and design to determine if such structure and design are appropriate to carry out the business of the Company.

     The Human Resources Committee is composed entirely of outside directors, all of whom are also unrelated directors. The committee met seven times during the year ended June 30, 1998.

INDEPENDENCE FROM MANAGEMENT

     Mr. Joe S. Houssian, President and Chief Executive Officer of the Company, also serves as Chairman of the Board. The TSE Guidelines state that the independence of a board is most simply assured by appointing a chair who is not a member of management. The Board of Directors has considered the issue of having an independent chairman of the Board. As standard procedure the outside directors meet independently at least three times a year, and the Board has determined that outside directors should chair all in-person meetings of the Board of Directors. In light of the above procedures and the number of unrelated directors on the Board, the Board of Directors supports Mr. Houssian's continued chairmanship.

DECISIONS REQUIRING PRIOR BOARD APPROVAL

     In addition to those matters which must by law or by the articles of the Company be approved by the Board of Directors, management is required to seek Board approval for major transactions. The Board of Directors has delegated to senior management the authority to enter into various types of transactions, including financing transactions, subject to specified limitations.

OTHER

     The Company considers its orientation and education program for new directors to be an important element of ensuring responsible corporate governance. In addition to having extensive discussions with the Chairman of the Board with respect to the business and the operations of the Company, a new director receives a record of historical public information on the Company together with the mandates and prior minutes of meetings of applicable committees of the Board. In addition, board meetings are regularly held at the Company's resort locations in order to assist the directors in better understanding the Company's operations.

     Through its investor relations department, the Company receives and responds to shareholder enquiries. Shareholder enquiries and concerns are dealt with promptly by senior management of the Company. To date, the Board of Directors has not needed to take an active role in responding to shareholder enquiries and concerns.

     In certain circumstances it may be appropriate for individual directors to engage an outside advisor at the expense of the Company. The engagement of the outside advisor would be subject to the review and approval of the Corporate Governance Committee.

STATEMENT OF EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION

     The following table provides a summary of the compensation earned during each of the last three financial years by the Chief Executive Officer and the Company's four most highly compensated executive officers other than the Chief Executive Officer (such five officers are hereafter collectively called "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                                                            LONG-TERM
                                                                                          COMPENSATION
                                                                                             AWARDS
                                                      ANNUAL COMPENSATION              -------------------
                                          --------------------------------------------     SECURITIES
                                                                          OTHER              UNDER
                                                                          ANNUAL            OPTIONS            ALL OTHER
                                           SALARY        BONUS       COMPENSATION(1)        GRANTED         COMPENSATION(2)
NAME AND PRINCIPAL POSITION    YEAR         ($)           ($)              ($)                (#)                 ($)
---------------------------------------------------------------------------------------------------------------------------------
  J.S. HOUSSIAN                1998       463,445       225,000          41,357            380,000(3)            10,054
  Chairman, President and      1997       441,460       440,000          38,716            100,000(4)            62,998
  Chief Executive Officer      1996       416,000       225,000          64,208                --                 7,052
---------------------------------------------------------------------------------------------------------------------------------
  D.O. JARVIS                  1998       293,500       146,000          17,492            190,000(3)             9,174
  Executive Vice President     1997       282,000       175,000          14,330             45,000(4)             6,822
  and Chief Financial          1996       270,000       120,000          21,305             20,000(4)             6,585
Officer
---------------------------------------------------------------------------------------------------------------------------------
  H.R. SMYTHE                  1998       205,000        58,000           9,323            190,000(3)            10,224
  President,                   1997       200,000        60,000          10,589             25,000(4)             4,476
  Resort Operations Group      1996       195,000        60,000          15,535             50,000(4)             3,487
---------------------------------------------------------------------------------------------------------------------------------
  G.L. RAYMOND                 1998       205,000        61,500           5,466            190,000(3)             7,824
  President,                   1997       199,583        60,000           7,849             25,000(4)             5,174
  Resort Development Group     1996       195,000        60,000          12,275             50,000(4)             5,039
---------------------------------------------------------------------------------------------------------------------------------
  J.J. GIBBONS                 1998       211,000        50,000           2,813                --                 7,524
  President,                   1997       203,000        37,500           2,697                --                 5,227
  Resort Club Group            1996       203,000          --             2,667                --                 5,200
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) The value of perquisites and benefits earned by each Named Executive Officer is less than the lesser of $50,000 and 10% of his total annual salary and bonus. The amounts in this column include the imputed interest benefit (computed in accordance with the Income Tax Act (Canada)) to the Named Executive Officers of the interest-free loans made to the Named Executive Officers pursuant to the Company's Funded Senior Employee Share Purchase Plan (see "Indebtedness of Directors and Senior Officers -- Funded Senior Employee Share Purchase Plan") and contributions made by the Company to the Named Executive Officers' accounts pursuant to the Company's Employee Share Purchase Plan.

(2) The amounts in this column include the Company's contributions to defined contribution pension plans and premiums for group life insurance and in the case of Mr. Houssian in 1997 includes the benefit which may be considered to have been received in connection with a disposition of a lot at Blackcomb Mountain.

(3) No shares will be issued pursuant to the options indicated unless the Stock Option Plan Amendments are approved by the members. See "Matters to be Acted Upon -- Amendment of Stock Option Plan".

(4) The options indicated were options to acquire common shares ("Old Common Shares") of the Company prior to the March 14, 1997 share capital reorganization (the "Share Capital Reorganization"). In connection with the Share Capital Reorganization each holder of an outstanding option received, in consideration for giving up rights under the old option, rights under a new option to acquire one Common Share (as the same exists after the Share Capital Reorganization) and one Non-Resort Preferred Share ("NRP Share") for each Old Common Share which such holder had the right to purchase under the old option, which rights are exercisable separately in respect of Common Shares and NRP Shares. As a result, Mr. Houssian acquired options to acquire a total of 825,000 Common Shares and 825,000 NRP Shares, Mr. Jarvis acquired options to acquire a total of 300,000 Common Shares and 300,000 NRP Shares, Messrs. Smythe and Raymond each acquired options to acquire a total of 150,000 Common Shares and 150,000 NRP Shares and Mr. Gibbons acquired options to acquire a total of 25,000 Common Shares and 25,000 NRP Shares.

EXECUTIVE LONG-TERM INCENTIVE PLAN

     The Company has established the Intrawest Corporation Executive Long-Term Incentive Plan (the "Plan") which provides for the payment of amounts to key executive officers of the Company participating in the Plan (a "Participant") following the termination of employment (including by reason of retirement, death or permanent disability) based upon the market price of the Common Shares at the termination of employment. The notional number of Common Shares in respect of which the payment is calculated is determined under a formula based upon the cumulative consolidated net income or loss of the Company for each of four consecutive periods during the Participant's participation in the Plan. The Plan is administered by the Human Resources Committee which is authorized to designate executive officers of the Company as Participants in the Plan and to make the other determinations required in respect of the Plan.

     The following is a summary of the principal provisions of the Plan.

     A notional number of Common Shares is to be determined for each of four calculation periods for each Participant. The notional number of Common Shares for a Participant for each of the four calculation periods will be determined by dividing a percentage of the cumulative consolidated net income or loss of the Company for each calculation period by, in the case of any calculation period beginning October 1, 1994, $10.789, and in the case of any other calculation period, the current market price of the Common Shares on the first day of such calculation period. If, in any calculation period, there is a cumulative loss, then this loss will be applied to reduce the notional number of Common Shares, by up to 10%, for the prior calculation period. The amount to be paid to a Participant will be determined by multiplying the total of the notional number of Common Shares for the Participant for each of the calculation periods, determined in the manner described herein, by the prevailing market price of the Common Shares at the termination of the Participant's employment.

     The Plan provides for a reduction in the amount of cumulative net income if the employment of a Participant is terminated for cause. The amount of cumulative net income is also reduced under the Plan if the Participant resigns (other than in circumstances that would amount to a change in the responsibilities of a Participant following a change in control of the Company) in the first calculation period. If the Participant's employment is terminated "without cause" (including the resignation of a Participant as a result of circumstances that would amount to a change in the responsibilities of a Participant following a change in control of the Company) then the amount to be paid to the Participant is to include an amount that reflects consolidated net income of the Company for the period of reasonable notice of termination of employment to which such Participant would be entitled.

     During the financial period ended June 30, 1995, all of the Named Executive Officers were designated as Participants under the Plan. The four calculation periods for each of them are from October 1, 1994 to June 30, 1998, and the five year periods commencing July 1, 1998, July 1, 2003 and July 1, 2008 respectively and the percentages of the consolidated net income or loss of the Company used to determine the notional number of Common Shares for each of them are as follows (i) for the fiscal years ended June 30, 1995, 1996, 1997 and 1998, inclusive for J.S. Houssian, 2.67% of such net income up to $20 million and 1.33% of such net income in excess of $20 million, for D.O. Jarvis the respective percentages of such net income are 0.4% and 0.2% and for H.R. Smythe, G.L. Raymond and J.J. Gibbons the respective percentages of such net income are 0.2% and 0.1%, and (ii) for the fiscal years to end after June 30, 1998: for J.S. Houssian, 2.0% of the consolidated net income up to $20 million and 1.0% of such net income in excess of $20 million, for D.O. Jarvis the respective percentages of such net income are 0.30% and 0.15% and for H.R. Smythe, G.L. Raymond and J.J. Gibbons the respective percentages of such net income are 0.15% and 0.075%. The current market price on the first day of the calculation period commencing July 1, 1998 was $28.74.

     In connection with the Share Capital Reorganization, the Human Resources Committee adjusted, pursuant to the terms of the Plan, the notional number of Common Shares for the first calculation period for each existing Participant to reflect the effect of the Share Capital Reorganization. Following completion of the Share Capital Reorganization the Plan has operated with reference to Common Shares in place of Old Common Shares.

STOCK OPTION PLAN

     As described under "Matters to be Acted Upon -- Amendment of Stock Option Plan", the Company has a Stock Option Plan under which the Human Resources Committee is authorized, in its discretion, to grant options to purchase Common Shares to senior officers and employees of the Company, its subsidiaries and limited partnerships of which the general partner is the Company or a subsidiary of the Company. The Stock Option Plan provides for the issuance of options to acquire NRP Shares as well as Common Shares. All options to acquire NRP Shares were issued in connection with the Share Capital Reorganization.

     Pursuant to the Stock Option Plan, prior to the amendments described under "Matters to be Acted Upon -- Amendment of Stock Option Plan", options granted thereunder could not be exercised until the expiry of approximately one year from the date of grant. Thereafter, during each of the next five succeeding years, up to 20% of the Common Shares subject to the options could be purchased on a cumulative basis. Options to acquire NRP Shares include additional provisions providing for termination of rights to acquire NRP Shares, as to 25% of the NRP Shares subject thereto, on June 30 in each of the years 1998, 1999 and 2000 and on October 1, 2000 to the extent that such rights are not exercised prior to such dates, and permit the exercise, prior to such dates, of the options in respect of such rights that will so terminate. Options granted under the Stock Option Plan are non-transferable and subject to early termination in the event of death of the optionee or the optionee ceasing to be an officer or employee. The Human Resources Committee may, in its discretion, permit early exercise of options. The number of Common Shares which may be reserved for issuance to any person pursuant to options granted by the Company is limited to 5% of the number of outstanding Common Shares. Members of the Human Resources Committee are ineligible to receive options under the Stock Option Plan.

     As described under "Matters to be Acted Upon -- Amendment of Stock Option Plan", at the Meeting the members will be asked to consider and, if thought fit, pass a resolution ratifying and approving amendments to the Stock Option Plan.

     The following table provides information related to the grants of options to the Named Executive Officers during the financial year ended June 30, 1998.

         OPTIONS GRANTED DURING THE FINANCIAL YEAR ENDED JUNE 30, 1998

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
                                                                                     MARKET VALUE
                                                    % OF TOTAL                       OF SECURITIES
                                     SECURITIES       OPTIONS                         UNDERLYING
                                        UNDER       GRANTED TO                        OPTIONS ON
                                       OPTIONS     EMPLOYEES IN      EXERCISE OR      THE DATE OF
                                     GRANTED(1)      FINANCIAL       BASE PRICE          GRANT          EXPIRATION
NAME                                     (#)           YEAR         ($/SECURITY)     ($/SECURITY)          DATE
-----------------------------------------------------------------------------------------------------------------------
  J.S. Houssian                       380,000          31.6             26.00           26.10          March 2, 2008
-----------------------------------------------------------------------------------------------------------------------
  D.O. Jarvis                         190,000          15.8             26.00           26.10          March 2, 2008
-----------------------------------------------------------------------------------------------------------------------
  H.R. Smythe                         190,000          15.8             26.00           26.10          March 2, 2008
-----------------------------------------------------------------------------------------------------------------------
  G.L. Raymond                        190,000          15.8             26.00           26.10          March 2, 2008
-----------------------------------------------------------------------------------------------------------------------
  J.J. Gibbons                           --             --               --               --                 --
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

(1) No shares will be issued pursuant to these options unless the Stock Option Plan Amendments are approved by the members. See "Matters to be Acted Upon -- Amendment of Stock Option Plan."

     The following tables provide information related to the options exercised by the Named Executive Officers during the financial year ended June 30, 1998 and the value of any unexercised options on June 30, 1998 for both Common Shares and NRP Shares.

    AGGREGATED COMMON SHARE OPTION EXERCISES DURING THE FINANCIAL YEAR ENDED
               JUNE 30, 1998 AND FINANCIAL YEAR-END OPTION VALUES

--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                    VALUE OF UNEXERCISED
                                                                  UNEXERCISED OPTIONS               IN-THE-MONEY OPTIONS
                             SECURITIES                           AT JUNE 30, 1998(1)                AT JUNE 30, 1998(1)
                            ACQUIRED ON       AGGREGATE                   (#)                                ($)
                              EXERCISE     VALUE REALIZED   -------------------------------- -----------------------------------
NAME                            (#)              ($)          EXERCISABLE    UNEXERCISABLE      EXERCISABLE      UNEXERCISABLE
--------------------------------------------------------------------------------------------------------------------------------
  J.S. Houssian                 --               --             682,500         522,500          11,400,575        3,434,425
--------------------------------------------------------------------------------------------------------------------------------
  D.O. Jarvis                 36,950           550,456          212,800         220,250           3,561,446        1,162,073
--------------------------------------------------------------------------------------------------------------------------------
  H.R. Smythe                   --               --             101,750         238,250           1,304,387        1,527,813
--------------------------------------------------------------------------------------------------------------------------------
  G.L. Raymond                45,000           608,560           69,750         225,250             772,827        1,321,023
--------------------------------------------------------------------------------------------------------------------------------
  J.J. Gibbons                15,000           143,200            --             10,000               --             147,800
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------

(1) Options for the purchase of Common Shares. These numbers include the options referred to in note (3) to the Summary Compensation Table on page 8 of this Information Circular.

     AGGREGATED NRP SHARE OPTION EXERCISES DURING THE FINANCIAL YEAR ENDED
               JUNE 30, 1998 AND FINANCIAL YEAR-END OPTION VALUES

-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                   VALUE OF UNEXERCISED
                                                                  UNEXERCISED OPTIONS              IN-THE-MONEY OPTIONS
                             SECURITIES                           AT JUNE 30, 1998(1)              AT JUNE 30, 1998(1)
                            ACQUIRED ON       AGGREGATE                   (#)                              ($)
                              EXERCISE     VALUE REALIZED   -------------------------------- --------------------------------
NAME                            (#)              ($)          EXERCISABLE    UNEXERCISABLE     EXERCISABLE    UNEXERCISABLE
-----------------------------------------------------------------------------------------------------------------------------
  J.S. Houssian               206,250          298,045          433,750         185,000          753,988         206,950
-----------------------------------------------------------------------------------------------------------------------------
  D.O. Jarvis                 150,000          252,738           95,000          55,000          176,223          53,240
-----------------------------------------------------------------------------------------------------------------------------
  H.R. Smythe                  37,500           46,450           41,750          70,750           64,613          89,363
-----------------------------------------------------------------------------------------------------------------------------
  G.L. Raymond                 47,250           66,373          --               57,750          --               69,953
-----------------------------------------------------------------------------------------------------------------------------
  J.J. Gibbons                 15,000           22,700          --               10,000          --               13,700
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

(1) Options for the purchase of NRP Shares.

EMPLOYMENT CONTRACT

     The Company has entered into an employment contract with Mr. Houssian, the Chairman, President and Chief Executive Officer of the Company. Under the contract, the Company agreed to pay Mr. Houssian an annual salary of $400,000 from and after August 1, 1994. The annual salary is to increase on October 1 in each year commencing October 1, 1994 by the greater of four percent and the increase in the Consumer Price Index. Pursuant to his employment contract, Mr. Houssian participates in all benefit plans, arrangements and other perquisites which the Company implements from time to time for executive officers, and is entitled to certain other perquisites.

     In addition to the salary referred to above, Mr. Houssian is entitled to participate in the Intrawest Corporation Executive Long-Term Incentive Plan described under "Statement of Executive Compensation -- Executive Long-Term Incentive Plan".

     The Company may terminate Mr. Houssian's employment with the Company upon two years' prior notice or, in lieu of notice, by paying to Mr. Houssian an amount equal to two times his annual salary plus two times the amount of the bonus paid to Mr. Houssian in the fiscal year of the Company most recently preceding the date of termination. In addition, in such event, Mr. Houssian is entitled to be paid amounts that would otherwise be paid or credited to benefit plans and arrangements in effect for his benefit for the two years following termination of his employment. The contract provides for the payment to Mr. Houssian of the amounts referred to above in the event

Mr. Houssian resigns in circumstances that would amount to a change in his responsibilities following a change in control of the Company. The contract also provides that the period of reasonable notice of termination for Mr. Houssian under the Executive Long-Term Incentive Plan in such event will be two years. See "Statement of Executive Compensation -- Executive Long-Term Incentive Plan".

     The Company has no employment contract with any other Named Executive Officer.

COMPENSATION FOR LOSS OF OFFICE

     The contract between the Company and Mr. Houssian referred to under "Statement of Executive Compensation -- Employment Contract" and the Executive Long-Term Incentive Plan referred to under "Statement of Executive Compensation -- Executive Long-Term Incentive Plan" both contain arrangements for compensation resulting from resignation, retirement or other termination of employment or from a change in the responsibilities of a Named Executive Officer following a change in control as summarized thereunder. The basis of determination for such payments is described under the headings "Statement of Executive Compensation -- Employment Contract" and "Statement of Executive Compensation -- Executive Long-Term Incentive Plan". The amount of such payments can only be determined at the time such payments would be made.

PENSION PLANS

     The Company has established the Intrawest Corporation Designated Executives' Pension Plan (the "Pension Plan") to provide retirement pensions for four of its Named Executive Officers, J.S. Houssian, D.O. Jarvis, H.R. Smythe and G.L. Raymond. These Named Executive Officers also belong to the Intrawest Corporation Employee Pension Plan (the "Employee Pension Plan").

     The Pension Plan is comprised of a registered portion and a non-registered portion. Together with benefits from the Employee Pension Plan, the registered portion provides the maximum benefits allowable under the Income Tax Act, with any excess provided through the non-registered portion.

     The following table sets out the total annual lifetime pension which would be payable under the Pension Plan based upon retirement at age 60, at various levels of remuneration and years of service.

------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
                                              YEARS OF SERVICE
      REMUNERATION      ------------------------------------------------------------
          ($)              15           20           25           30           35
------------------------------------------------------------------------------------
         125,000        $ 37,500     $ 50,000     $ 62,500     $ 75,000     $ 87,500
         150,000        $ 45,000     $ 60,000     $ 75,000     $ 90,000     $105,000
         175,000        $ 52,500     $ 70,000     $ 87,500     $105,000     $122,500
         200,000        $ 60,000     $ 80,000     $100,000     $120,000     $140,000
         225,000        $ 67,500     $ 90,000     $112,500     $135,000     $157,500
         250,000        $ 75,000     $100,000     $125,000     $150,000     $175,000
         300,000        $ 90,000     $120,000     $150,000     $180,000     $210,000
         400,000        $120,000     $160,000     $200,000     $240,000     $280,000
         500,000        $150,000     $200,000     $250,000     $300,000     $350,000
         600,000        $180,000     $240,000     $300,000     $360,000     $420,000
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------

     Pensions under the Pension Plan are based on the executive's years of credited service and highest average remuneration in any 36 consecutive months of service. Remuneration for purposes of the Pension Plan includes salary and vacation pay but excludes other forms of compensation such as bonuses, commissions and taxable benefits.

     With the exception of J.S. Houssian, credited service under the Pension Plan includes service after October 1, 1993, plus one-fifth of service prior to October 1, 1993 for each completed year of service after such date. For J.S. Houssian, credited service includes all service. At June 30, 1998, J.S. Houssian, D.O. Jarvis, H.R. Smythe and G.L. Raymond had 28.0, 8.2, 11.9 and 10.6 years of credited service, respectively.

     Benefits are paid in a joint and survivor form with 60% of the pension continuing to the executive's spouse after death. If there is no spouse at retirement, pensions are paid with a guarantee of 60 monthly payments. There are no deductions for social security or other offset amounts.

COMPENSATION OF DIRECTORS

     For the year ended June 30, 1998, each director of the Company who was not an executive officer of the Company was entitled to be paid an annual fee of $12,000 and an additional fee of $750 for each meeting of the Board of Directors or any committee thereof in which the director participated. For the year ended June 30, 1998, the total of such fees paid or payable amounted to $206,250. In addition, the directors are reimbursed for their reasonable expenses in connection with such meetings.

COMPOSITION OF THE HUMAN RESOURCES COMMITTEE

     The Human Resources Committee (the "Committee") is composed of four members of the Board of Directors who are neither officers, nor employees, nor former officers or employees, of the Company. The current members of the Committee are Messrs. MacDougall, Manheim, Roy and Young.

REPORT ON EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION STRATEGY

     The Company's executive compensation strategy combines salary, annual incentives and long-term incentives with a program of benefits and perquisites to form an integrated compensation strategy designed to achieve the following objectives:

     - to encourage and award entrepreneurial management by having a significant proportion of compensation relate to performance;

     - to attract and retain executives on a competitive basis across North America recognizing that the Company's business is, to an increasing extent, taking place in the United States; and

     - to ensure commonality of interest between members and management, both short-term and long-term.

     From time to time the Committee undertakes a comprehensive review of the compensation plans for the Company's senior executives with the objective of ensuring that the plans meet the objectives cited above. Professional consultants are engaged to assist the Committee. These consultants conduct salary surveys to develop comparable salary groups and advise the Committee about the structuring of compensation arrangements that would be responsive to the Committee's objectives. The Committee incorporates the consultants' recommendations in the compensation determinations. The Committee will continue to employ this process and review the compensation plans on an annual basis to ensure that they reflect properly the business strategy and compensation objectives of the Company.

BASE SALARIES

     Base salaries are established by reference to a comparable group of leisure and resort companies in North America (the "Comparator Group").

ANNUAL INCENTIVES

     The Company provides opportunities to earn annual incentive awards that are based upon the achievement of personal performance goals and upon the financial performance of the Company. For the senior executives, other than the Chief Executive Officer, the annual incentives range from 0% to 70% of base salary depending on performance. For the Chief Executive Officer the annual incentives range from 0% to 100% of base salary depending on performance.

EXECUTIVE LONG-TERM INCENTIVE PLAN

     The Executive Long-Term Incentive Plan is a long-term performance-based compensation plan. This plan rewards senior executive officers on the basis of
(i) the consolidated net income or loss of the Company on a cumulative basis over a number of years, and (ii) the price of the Common Shares at the time of termination of the participating senior executive officer's employment. The combination of cumulative long-term earnings with stock price performance ensures long-term commonality of interest between members and senior executive officers by linking compensation to senior executive officers with long-term results achieved for members of the Company. See "Statement of Executive Compensation -- Executive Long-Term Incentive Plan".

FUNDED SENIOR EMPLOYEE SHARE PURCHASE PLAN

     The Funded Senior Employee Share Purchase Plan provides interest-free loans to senior executive officers to enable them to acquire Common Shares of the Company from treasury. These loans are recourse to the individuals. The guideline currently established by the Board of Directors is that these loans should not exceed one times the executive's annual salary, except in the case of the Chief Executive Officer, where a guideline of two times annual salary has been established. See "Indebtedness of Directors and Senior Officers -- Funded Senior Employee Share Purchase Plan".

STOCK OPTION PLAN

     As described under "Matters to be Acted Upon -- Amendment of Stock Option Plan" and "Statement of Executive Compensation -- Stock Option Plan", the Company has a stock option program which is offered to the senior executive officers and a broader group of managers in the Company. The Company believes that stock options are an important method of ensuring that senior executive officers and managers are focused on enhancing shareholder value. Accordingly these stock options are granted to a broad number of management personnel. At October 9, 1998, 12 senior executive officers and 80 management personnel participated in the stock option program. As described under "Matters to be Acted Upon -- Amendment of Stock Option Plan", at the Meeting members will be asked to consider and, if thought fit, pass a resolution ratifying and approving the Stock Option Plan Amendments, including an increase in the maximum aggregate number of Common Shares which may be issued under the Stock Option Plan. The Committee believes that this increased maximum number is desirable in order to permit the Company to continue to accomplish the purposes of the Stock Option Plan and to provide for future grants of options.

CHIEF EXECUTIVE OFFICER'S COMPENSATION

     The Chief Executive Officer participates in all of the short-term and long-term incentive programs as summarized elsewhere in this Information Circular. The base salary of the Chief Executive Officer was established by reference to the Comparator Group and was determined by the Committee. The bonus under the short-term incentive arrangement awarded to the Chief Executive Officer in 1998 recognizes the financial performance of the Company and the achievement of corporate initiatives during that fiscal period.

Report presented by:

G.H. MacDougall
P.M. Manheim
B.A. Roy
C.E. Young

PERFORMANCE GRAPH

     The following graph compares the cumulative total return to shareholders for Old Common Shares (prior to March 14, 1997) and Common Shares (from and after March 14, 1997) compared to the TSE 300 Stock Index and the TSE Real Estate Index, assuming reinvestment of dividends at the market price on each of the dividend payment dates and assuming the sale by holders of Old Common Shares of NRP Shares received by such holders pursuant to the Share Capital Reorganization and reinvestment of the proceeds thereof in Common Shares at the market prices of the NRP Shares and Common Shares on the effective date of the Share Capital Reorganization. The graph covers the period from September 30, 1993 to June 30, 1998. The Company changed its year end to June 30 in 1995. Pursuant to the Share Capital Reorganization, effective March 14, 1997, the authorized capital of the Company was reorganized and the Old Common Shares were exchanged for Common Shares, which have the same attributes as the Old Common Shares, and NRP Shares, which represent the net equity of the non-resort assets held by the Company. The Common Shares have been publicly traded since March 14, 1997. In calculating the cumulative total return and the change in such return, the price for the Common Shares as at June 30, 1998 and the price for the Old Common Shares as at September 30, 1993 were utilized.

     At June 30, 1998, the market price of the NRP Shares was $2.95 per share.


                CUMULATIVE VALUE OF A $100 INVESTMENT IN COMMON
                   SHARES ASSUMING REINVESTMENT OF DIVIDENDS

                              30-SEPT-93     30-SEPT-94     30-JUNE-95     30-JUNE-96     30-JUNE-97     30-JUNE-98
                              ----------     ----------     ----------     ----------     ----------     ----------
Intrawest Corporation            100             107             95            119            211            270
TSE 300 Stock Index              100             112            118            135            175            204
TSE Real Estate Index            100              85             63             59             86             99

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

INDEBTEDNESS OTHER THAN UNDER SECURITIES PURCHASE PROGRAMS

     Other than as set out in the following table or under the heading "Indebtedness of Directors and Senior Officers -- Funded Senior Employee Share Purchase Plan", no director, executive officer or senior officer of the Company, no proposed nominee for election as a director of the Company and no associate of any such director, officer or proposed nominee, is, or at any time during the most recently completed financial year has been, indebted to the Company, other than in respect of routine indebtedness.

   TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS
                 OTHER THAN UNDER SECURITIES PURCHASE PROGRAMS

------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
                                                                     LARGEST AMOUNT
                                                                   OUTSTANDING DURING    AMOUNT OUTSTANDING
                                                                       YEAR ENDED              AS AT
                                        INVOLVEMENT OF COMPANY       JUNE 30, 1998        OCTOBER 9, 1998
NAME                                        OR SUBSIDIARY                 ($)                   ($)
------------------------------------------------------------------------------------------------------------
  236130 British Columbia Ltd.(1)       Loan by Intrawest              1,330,271              --
                                        Corporation(2)
------------------------------------------------------------------------------------------------------------
  291549 British Columbia Ltd.(1)       Loan by Intrawest                159,973              --
                                        Corporation(2)
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

(1) Each of these corporations is controlled by Mr. Houssian.

(2) Pursuant to arrangements entered into as a part of the Company's public offering of Old Common Shares in March 1990 and the reorganization which took place in connection therewith, the Company loaned $1,330,271 and $159,973, respectively, on December 14, 1990 to 236130 British Columbia Ltd. and 291549 British Columbia Ltd. The loans were non-interest-bearing and were repaid fully in December 1997.

FUNDED SENIOR EMPLOYEE SHARE PURCHASE PLAN

     Pursuant to the Funded Senior Employee Share Purchase Plan the Company may make loans to designated eligible employees to be used for the subscription for Common Shares by Montreal Trust Company of Canada as trustee to be held in trust for the benefit of such employees and as security for such loans. The Funded Senior Employee Share Purchase Plan is administered by the Human Resources Committee which is authorized to designate as eligible employees any bona fide full-time employees of the Company and of designated subsidiaries of the Company. The loans are interest-free and are for terms of up to ten years as determined by the Human Resources Committee. The members of the Human Resources Committee are ineligible to receive loans under the Funded Senior Employee Share Purchase Plan. Common Shares subscribed for under the Funded Senior Employee Share Purchase Plan are issued at their market value as determined pursuant to a formula based on trading prices of the Common Shares on The Toronto Stock Exchange. The Company pays all administrative expenses of the Funded Senior Employee Share Purchase Plan, including fees of the trustee.

     The following table sets forth indebtedness of directors, executive officers and senior officers in connection with the purchase of Common Shares in 1993, 1996 and 1998 under the Funded Senior Employee Share Purchase Plan. The aggregate amount of such indebtedness to all officers, directors and employees of the Company on October 9, 1998 was $1,106,358.

           TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND
               SENIOR OFFICERS UNDER SECURITIES PURCHASE PROGRAMS

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                   LARGEST AMOUNT                         FINANCIALLY ASSISTED
                                                 OUTSTANDING DURING        AMOUNT         SECURITIES PURCHASED
                                                     YEAR ENDED       OUTSTANDING AS AT    DURING YEAR ENDED
NAME AND PRINCIPAL POSITION     INVOLVEMENT        JUNE 30, 1998       OCTOBER 9, 1998       JUNE 30, 1998        SECURITY FOR
IN THE COMPANY                   OF ISSUER              ($)                  ($)                  (#)             INDEBTEDNESS
---------------------------------------------------------------------------------------------------------------------------------
  M.F. COYLE                      Lender               50,737                   --                 --                Shares
  Senior Vice President,
  Marketing
---------------------------------------------------------------------------------------------------------------------------------
  D.S. GREENFIELD                 Lender               88,494               86,550                 --                Shares
  Senior Vice President,
  Resort Development Group
---------------------------------------------------------------------------------------------------------------------------------
  J.S. HOUSSIAN                   Lender              715,028              596,390                 --                Shares
  Chairman, President and
  Chief Executive Officer
---------------------------------------------------------------------------------------------------------------------------------
  D.O. JARVIS                     Lender              238,343              198,795                 --                Shares
  Executive Vice President and
  Chief Financial Officer
---------------------------------------------------------------------------------------------------------------------------------
  R. PAYETTE(1)                   Lender               89,460                   --              3,600                Shares
---------------------------------------------------------------------------------------------------------------------------------
  H.R. SMYTHE                     Lender              143,006              119,278                 --                Shares
  President, Resort Operations
  Group
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Mr. Payette ceased to be an employee of the Company on September 11, 1998.

GENERAL

APPOINTMENT AND REVOCATION OF PROXIES

     The persons named in the enclosed form of proxy are directors of the Company.

     A MEMBER OF THE COMPANY HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT AS PROXYHOLDER ON THE MEMBER'S BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY. IF A MEMBER DOES NOT WANT TO APPOINT EITHER PERSON SO NAMED, THE MEMBER SHOULD INSERT IN THE BLANK SPACE PROVIDED THE NAME AND ADDRESS OF THE PERSON WHOM THE MEMBER WISHES TO APPOINT AS PROXYHOLDER. THAT PERSON NEED NOT BE A MEMBER OF THE COMPANY.

     A member who has given a proxy may revoke it by (a) signing a proxy bearing a later date and depositing it as provided under "Deposit of Proxy", below; (b) signing and dating a written notice of revocation (in the same manner as the enclosed form of proxy is required to be executed, as set out under "Validity of Proxy", below) and delivering such notice either to the registered office of the Company, P.O. Box 10424, Pacific Centre, Suite 1300 - 777 Dunsmuir Street, Vancouver, British Columbia, Canada V7Y 1K2, Attention: Sally Dennis at any time up to and including the last business day preceding the day of the Meeting or to the chairman of the Meeting on the day of the Meeting or (c) attending the Meeting in person and registering with the scrutineer thereat as a member present in person and signing and dating a written notice of revocation. Such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority conferred by the proxy.

VOTING OF SHARES REPRESENTED BY PROXY

     A proxy in the form of the enclosed form of proxy will confer discretionary authority upon a proxyholder named therein with respect to the matters identified in the enclosed notice of the Meeting and in the form of proxy for which no choice is specified (and with respect to amendments and variations thereto and any other matter that may properly be brought before the Meeting).

     The shares of a member represented by proxy will be voted or withheld from voting in accordance with the instructions of the member on any ballot that may be called for and, if the member specifies with certainty a choice with respect to any matter to be acted upon, the shares of the member will be voted accordingly.

     In accordance with the rules of the New York Stock Exchange, brokers and nominees may be precluded from exercising their voting discretion with respect to certain matters to be acted upon (e.g., any proposal which would substantially affect the rights or privileges of the Common Shares) and thus, in the absence of specific instructions from the beneficial owner of shares, will not be empowered to vote the shares on such matters. A broker non-vote will not be counted in determining the number of shares necessary for approval of the proposals. Shares represented by such broker non-votes will, however, be counted for purposes of determining whether there is a quorum.

     IF NO CHOICE IS SPECIFIED BY A MEMBER IN A PROXY WITH RESPECT TO A MATTER IDENTIFIED THEREIN AND ONE OF THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY IS APPOINTED AS PROXYHOLDER, THE SHARES OF THE MEMBER REPRESENTED BY THE PROXY WILL BE VOTED IN FAVOUR OF SUCH MATTER.

VALIDITY OF PROXY

     A PROXY WILL NOT BE VALID UNLESS IT IS DATED AND SIGNED BY THE MEMBER OR BY THE MEMBER'S ATTORNEY DULY AUTHORIZED IN WRITING. IN THE CASE OF A MEMBER THAT IS A CORPORATION, A PROXY WILL NOT BE VALID UNLESS IT IS EXECUTED UNDER ITS SEAL OR BY A DULY AUTHORIZED OFFICER OR AGENT OF, OR ATTORNEY FOR, SUCH CORPORATE MEMBER. IF A PROXY IS EXECUTED BY AN ATTORNEY OR AGENT FOR AN INDIVIDUAL MEMBER OR JOINT MEMBERS, OR BY AN OFFICER, ATTORNEY, AGENT OR OTHER AUTHORITY FOR A CORPORATE MEMBER, THE INSTRUMENT EMPOWERING THE ATTORNEY, OFFICER OR AGENT, AS THE CASE MAY BE, OR A NOTARIAL COPY THEREOF, SHOULD ACCOMPANY THE PROXY.

     A vote cast in accordance with the terms of a proxy will be valid notwithstanding the previous death, incapacity or bankruptcy of the member or intermediary on whose behalf the proxy was given or the revocation of the appointment, unless written notice of such death, incapacity, bankruptcy or revocation is received by the chairman of the Meeting at any time before the vote is cast.

DEPOSIT OF PROXY

     IN ORDER TO BE VALID AND EFFECTIVE, PROXIES MUST BE DEPOSITED WITH CIBC MELLON TRUST COMPANY, MALL LEVEL, 1177 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, CANADA V6E 2K3 BY NO LATER THAN 11:00 A.M. (VANCOUVER TIME) ON NOVEMBER 13, 1998 OR DELIVERED TO THE CHAIRMAN OF THE MEETING PRIOR TO THE COMMENCEMENT OF THE MEETING.

     ALL NON-REGISTERED MEMBERS WHO RECEIVE THESE MATERIALS THROUGH A BROKER OR OTHER INTERMEDIARY SHOULD COMPLETE AND RETURN THE MATERIALS IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED TO THEM BY SUCH BROKER OR OTHER INTERMEDIARY.

AMENDMENTS OR VARIATIONS AND OTHER MATTERS

     The management of the Company is not now aware of any amendments to or variations of any of the matters identified in the enclosed notice of the Meeting nor of any other matter which may be brought before the Meeting. However, a proxy in the form of the enclosed form will confer discretionary authority upon a proxyholder named therein to vote on any amendments to or variations of any of the matters identified in the enclosed notice and on any other matter which may properly be brought before the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

     The Company has issued and there are outstanding 39,523,286 Common Shares and 16,465,086 NRP Shares. Holders of Common Shares are entitled to one vote for each Common Share held. Holders of Common Shares of record at the close of business on October 9, 1998 are entitled to receive notice of and to vote at the Meeting.

     To the knowledge of the directors and senior officers of the Company, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over, Common Shares carrying more than 10% of the voting rights attached to all voting shares of the Company.

AVAILABILITY OF INFORMATION

     The Company will provide to any person or company, upon request to the Corporate Secretary of the Company, copies of the Company's Annual Information Form together with a copy of any document, or the pertinent pages of any document, incorporated therein by reference, the Company's comparative consolidated financial statements for its most recently completed financial year together with the accompanying report of the auditor, one copy of any interim financial statements of the Company subsequent to the financial statements for the Company's most recently completed financial year and the Company's information circular in respect of its most recent annual meeting of shareholders.

                              APPROVAL OF CIRCULAR

     The contents of this information circular have been approved and its mailing has been authorized by the Board of Directors of the Company.

     DATED: October 9, 1998              BY ORDER OF THE BOARD OF DIRECTORS

                                         /s/ Joe S. Houssian
                                         ----------------------------------
                                         Joe S. Houssian
                                         Chairman of the Board

                                   SCHEDULE A

                                     TO THE
                 INFORMATION CIRCULAR OF INTRAWEST CORPORATION
                             DATED OCTOBER 9, 1998

RESOLUTION NO. 1

TEXT OF AN ORDINARY RESOLUTION OF THE MEMBERS OF INTRAWEST CORPORATION DETERMINING THE NUMBER OF DIRECTORS.

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

The number of directors of the Company be determined to be 12.

RESOLUTION NO. 2

TEXT OF AN ORDINARY RESOLUTION OF THE MEMBERS OF INTRAWEST CORPORATION RATIFYING AND APPROVING CERTAIN AMENDMENTS TO THE STOCK OPTION PLAN.

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

The Stock Option Plan Amendments set forth in the amended Stock Option Plan tabled at the Meeting and otherwise described in the Information Circular of the Company dated October 9, 1998 be and are hereby ratified, confirmed and approved.

RESOLUTION NO. 3

TEXT OF AN ORDINARY RESOLUTION OF THE MEMBERS OF INTRAWEST CORPORATION INCREASING THE NUMBER OF COMMON SHARES.

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT the authorized capital of the Company be increased by increasing the number of common shares without par value to 200,000,000 and the Memorandum of the Company be altered by deleting paragraph 2 thereof and substituting the following:

     "2. The authorized capital of the Company consists of 260,000,000 shares divided into:

           (a)  200,000,000 common shares without par value;

           (b)  50,000,000 Non-Resort Preferred Shares without par value; and

           (c)  10,000,000 Preferred Shares without par value.

     The Non-Resort Preferred Shares without par value and the Preferred Shares without par value shall have attached thereto the special rights and restrictions specified in the Articles.".

RESOLUTION NO. 4

TEXT OF AN ORDINARY RESOLUTION OF THE MEMBERS OF INTRAWEST CORPORATION INCREASING THE NUMBER OF PREFERRED SHARES.

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT the authorized capital of the Company be increased by increasing the number of Preferred Shares without par value to 20,000,000 and the Memorandum of the Company be altered by deleting paragraph 2 thereof and substituting the following:

     "2. The authorized capital of the Company consists of 270,000,000 shares divided into:

           (a)  200,000,000 common shares without par value;

           (b)  50,000,000 Non-Resort Preferred Shares without par value; and

           (c)  20,000,000 Preferred Shares without par value.

     The Non-Resort Preferred Shares without par value and the Preferred Shares without par value shall have attached thereto the special rights and restrictions specified in the Articles.".

RESOLUTION NO. 5

TEXT OF A SPECIAL RESOLUTION OF THE MEMBERS OF INTRAWEST CORPORATION AMENDING THE ARTICLES OF THE COMPANY.

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT the Articles of the Company be altered by deleting Article 14.1(4) and substituting the following therefor:

     "(4) The directors present at any meeting of the board may choose one of their number to be chairman of the meeting.".

                             INTRAWEST CORPORATION

                             ANNUAL GENERAL MEETING
                               November 16, 1998

                                     PROXY

     The undersigned member of Intrawest Corporation (the "Company") hereby appoints Joe S. Houssian or, failing him, Daniel O. Jarvis or, instead of either of them,

--------------------------------------------------------------------------------
as proxyholder and nominee of the undersigned to attend and act at the Annual General Meeting of the Company to be held on November 16, 1998 and any adjournment thereof (the "Meeting") with authority to vote thereat for and on behalf of the undersigned and directs the proxyholder to vote the shares of the Company held by the undersigned in respect of the matters indicated below as follows:

1. To approve an ordinary resolution to determine the number of directors of the Company to be 12, the full text of which resolution is set out in Schedule A to the accompanying Information Circular.

          [ ] FOR            [ ] AGAINST

2.   The election as a director of the Company of:

                                              FOR                  WITHHOLD VOTE
                                              ---                  -------------
     R. Thomas M. Allan                       [ ]                       [ ]
     Joe S. Houssian                          [ ]                       [ ]
     Daniel O. Jarvis                         [ ]                       [ ]
     David A. King                            [ ]                       [ ]
     Gordon H. MacDougall                     [ ]                       [ ]
     Paul M. Manheim                          [ ]                       [ ]
     Paul A. Novelly                          [ ]                       [ ]
     Gary L. Raymond                          [ ]                       [ ]
     Bernard A. Roy                           [ ]                       [ ]
     Khaled C. Sifri                          [ ]                       [ ]
     Hugh R. Smythe                           [ ]                       [ ]
     Nicholas C.H. Villiers                   [ ]                       [ ]

3.   The appointment of KPMG, Chartered Accountants as auditors of the Company:

          [ ] FOR            [ ] WITHHOLD VOTE

4.   The authority of the directors to fix the remuneration of the auditors:

          [ ] FOR            [ ] AGAINST

5. To approve an ordinary resolution to ratify and approve certain amendments to the Company's Stock Option Plan, the full text of which resolution is set out in Schedule A to the accompanying Information Circular.

          [ ] FOR            [ ] AGAINST

6. To approve an ordinary resolution to alter the Memorandum of the Company to increase the number of authorized Common Shares of the Company, the full text of which resolution is set out in Schedule A to the accompanying Information Circular.

          [ ] FOR            [ ] AGAINST

7. To approve an ordinary resolution to alter the Memorandum of the Company to increase the number of authorized Preferred Shares of the Company, the full text of which resolution is set out in Schedule A to the accompanying Information Circular.

          [ ] FOR            [ ] AGAINST

8. To approve a special resolution to alter the Articles of the Company, the full text of which resolution is set out in Schedule A to the accompanying Information Circular.

          [ ] FOR            [ ] AGAINST

     Date:
     -------------------------------------------------- , 1998.

     ----------------------------------------------------------
     Signature of Member

     Name of Member:
     ----------------------------------------------------------
                       (Please print clearly)

                       (PLEASE SEE OVER FOR INSTRUCTIONS)

                                  INSTRUCTIONS

     If you are a registered member of the Company and are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return it to CIBC Mellon Trust Company, Mall Level, 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 2K3 by no later than 11:00 a.m. (Vancouver time) on November 13, 1998.

     If you are a non-registered member of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by such other intermediary.

NOTE:

1. THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY. Please refer to the Information Circular accompanying the enclosed Notice of Meeting.

2. The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the member on any ballot that may be called for and, if the member specifies with certainty a choice with respect to any matter to be acted upon, such shares will be voted accordingly.

3. THE AUTHORITY CONFERRED HEREUNDER MAY BE EXERCISED AT THE SOLE DISCRETION OF THE PROXYHOLDER IN RESPECT OF: (i) EACH MATTER SET OUT IN THE PROXY FOR WHICH NO CHOICE IS SPECIFIED; (ii) ANY AMENDMENTS TO OR VARIATIONS OF ANY OF THE MATTERS IDENTIFIED IN THE ENCLOSED NOTICE OF MEETING; AND (iii) OTHER BUSINESS WHICH MAY PROPERLY BE BROUGHT BEFORE THE MEETING.

4. IF NO CHOICE IS SPECIFIED IN THIS PROXY AND ONE OF THE PERSONS NAMED IN THIS FORM OF PROXY IS APPOINTED AS PROXYHOLDER, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN FAVOUR OF SUCH MATTER.

5. A MEMBER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A MEMBER, AS PROXYHOLDER AT THE MEETING OTHER THAN THE PERSONS NAMED IN THIS FORM OF PROXY AND MAY DO SO BY INSERTING IN THE BLANK SPACE PROVIDED THE NAME AND ADDRESS OF THE PERSON WHOM THE MEMBER WISHES TO APPOINT.

6. IN ORDER TO BE VALID THIS FORM OF PROXY MUST BE DATED AND SIGNED BY THE MEMBER OR HIS ATTORNEY DULY AUTHORIZED IN WRITING OR, IF THE MEMBER IS A CORPORATION, UNDER ITS SEAL OR BY A DULY AUTHORIZED OFFICER OR AGENT THEREOF OR ATTORNEY THEREFOR.

(SEE "VALIDITY OF PROXY" ON PAGE 18 OF THE INFORMATION CIRCULAR)

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

                                          INTRAWEST CORPORATION

Date: April 8, 1999                       By        /s/ ROSS MEACHER
                                            ------------------------------------
                                            Name: Ross Meacher
                                            Title: Corporate Secretary